Exhibit 99.1

Preliminary Result of Phase I Clinical Trial Shows That Sinovac's Pandemic Influenza
Vaccine (H5N1) has High Safety and Immunogenicity Profile

 Monday August 28, 8:30 am ET

BEIJING, Aug. 28 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (AMEX: SVA - News), announced that the preliminary result of the Phase I clinical trial on Pandemic Influenza Vaccine (H5N1), which is supported by the Ministry of Science and Technology of the People's Republic of China, co-developed by Chinese Centers For Disease Control and Prevention (CDC) and Sinovac Biotech Co., Ltd., was discovered recently. The result proves that the vaccine with different dosages can induce an immune response, of which the vaccine contained 10ug antigen has been proved to have the best immunogenicity with the sero positive rate of 78.3%, which exceeds the EU CHMP criteria for seasonal influenza vaccines (greater or equals to 70%). There is no serious adverse event reported on the 120 volunteers and it is proved that the vaccine is well tolerated and immunogenic.

Additionally, the Company will reconstruct the seasonal influenza vaccine plant to expand the production capability for pandemic influenza vaccine (H5N1) to 20 million doses per year and thereby it allows the company to have enough stockpiling capability of vaccines for the influenza pandemic.

The project is attracting a lot of Government attention. The National Development and Reform Commission has decided to provide financial support to the project.

The reconstruction project for Sinovac's seasonal influenza vaccine plant is expected to be completed in 2007. The reconstructed plant can also be used for the production of seasonal influenza vaccines. It is reported that the seasonal influenza vaccines manufactured in the plant will be launched into the market this autumn.

On November 22, 2005, the State Food and Drug Administration (SFDA) approved Sinovac to commence a phase I clinical trial on its proprietary Pandemic Influenza Vaccine (H5N1). On December 21, 6 volunteers in the first group were vaccinated with the testing vaccines. The Clinical Trial was conducted with compliance with the requirements of receiving volunteers' consent and approval from ethic committee and the design of randomization and double blindness. In June of 2006, the code-breaking procedure of the Phase I clinical trial was completed under the witness of the Ministry of Public Health of People's Republic of China and the supervision of the State Food and Drug Administration (SFDA), the National Institute for the Control of Pharmaceutical and Biological Products (NICPBP), Centers For Drug's Examination and Evaluation, and the Data Safety and Monitor Board.

The result showed that all of the four different dosages of antigen used in the clinical trial can induce an immune response. Among the four dosages, the vaccine with 10ug antigen has been proved to have the best immunogenicity with the sero positive rate of 78.3%, which exceeds the EU CHMP criteria for seasonal influenza vaccines (greater or equals to 70%). There is no serious adverse event occurred on the 120 volunteers vaccinated with the vaccine. According to the results of Blood routing Test, Clinical Biochemistry Test, Urine Routing Test, and the observation of systemic and local adverse reactions, it is proved that the vaccine is well-tolerated.

The Pandemic Influenza Vaccine for Phase I clinical trial is an inactivated whole virion vaccine. The virus strain used for the development of the vaccine is NIBRG-14, which is recommended and provided by World Health Organization (WHO). The virus strain was a reassortant strain prepared using reverse genetics, which is non-pathogenic. The vaccine is adjuvanted with aluminum hydroxide, which can enhance the vaccine's immunogenicity to human bodies, reduce the antigen content for certain level of immunogenicity, and cover larger population.

It is announced by the management of Sinovac that they are preparing for the application for Phase II clinical trial on Pandemic Influenza Vaccine (H5N1) with Chinese Centers For Disease Control and Prevention (China CDC).

About Panflu(TM)

Sinovac's Panflu(TM) is an inactivated whole virus vaccine with adjuvant. Four antigen dosages levels were tested in the Phase I clinical trial and all of them induced an immune response in the volunteers. The vaccine with 10ug antigen content demonstrated the best immunogenicity, with a sero-positive rate of 78.3%, which exceeds the criteria for assessment of vaccines established by Committee for Proprietary Medicinal Products of the European Union.

International Cooperation

The National Institute for Biological Standards and Control (NIBSC) provided Sinovac with a reassortant H5N1 virus strain to be used in the vaccine R&D process.

About Pandemic Flu

Signs of a possible pandemic flu have emerged in Southeast Asia, as lethal infections in poultry and humans, and infections of the H5N1 influenza virus strain continue to be reported. While there is no confirmed evidence of human-to-human transmission, there have been suspected cases identified in Indonesia in May 2005. It is feared that if the H5N1 influenza virus undergoes either a genetic alteration or recombination with a human influenza virus, a new subtype could emerge which could be both highly contagious and highly lethal in humans. Such a subtype could potentially cause a global influenza pandemic.

Most health officials estimate a flu pandemic could last a year or more, and millions of lives could be at risk. It is believed that one of the most effective countermeasures against pandemic flu is to manufacture mass quantities of vaccines as quickly as possible.

About Sinovac

Sinovac Biotech Ltd. is a Chinese biopharmaceutical company, focused on research, development and commercialization of vaccines designed to combat human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (hepatitis B) and Anflu(TM) (influenza). Sinovac has vaccines in clinical trials to combat avian influenza (bird flu) and SARS.

Additional information about Sinovac is available on the Company website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR .

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com